Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Third Fiscal Quarter Ended November 30, 2021

(Beijing–February 21, 2022)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2022 ended November 30, 2021.

Highlights for the Third Quarter of Fiscal Year 2022

-	Net revenues decreased by 8.8% year-over-year to US$1,020.9 million from US$1,119.1 million in the same period of the prior year.
-	Loss from operations was US$108.4 million, compared to loss from operations of US$127.4 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$67.6 million, compared to non-GAAP loss from operations of US$73.4 million in the same period of the prior year.
-	Net loss attributable to TAL was US$99.4 million, compared to net loss attributable to TAL of US$43.6 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$58.6 million, compared to non-GAAP net income attributable to TAL of US$10.4 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.15. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.09. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$2,837.2 million as of November 30, 2021, compared to US$5,937.5 million as of February 28, 2021.

Highlights for the Nine Months Ended November 30, 2021

-	Net revenues increased by 22.9% year-over-year to US$3,849.8 million from US$3,133.1 million in the same period of the prior year.
-	Loss from operations was US$615.2 million, compared to loss from operations of US$141.0 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$440.5 million, compared to non-GAAP loss from operations of US$16.4 million in the same period of the prior year.
-	Net loss attributable to TAL was US$1,028.0 million, compared to net income attributable to TAL of US$53.0 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$853.3 million, compared to non-GAAP net income attributable to TAL of US$177.6 million in the same period of the prior year.
-	Basic and diluted net loss per ADS were both US$1.60. Non-GAAP basic and diluted net loss per ADS, excluding share-based compensation expenses, were both US$1.33.

Financial Data——Third Quarter and First Nine Months of Fiscal Year 2022

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	November 30,
	2020	2021	Pct. Change
Net revenues	1,119,135	1,020,932	(8.8%)
Loss from operations	(127,389)	(108,429)	(14.9%)
Non-GAAP loss from operations	(73,354)	(67,611)	(7.8%)
Net loss attributable to TAL	(43,608)	(99,368)	127.9%
Non-GAAP net income/(loss) attributable to TAL	10,427	(58,550)	(661.5%)
Net loss per ADS attributable to TAL – basic	(0.07)	(0.15)	114.5%
Net loss per ADS attributable to TAL – diluted	(0.07)	(0.15)	114.5%
Non-GAAP net income/(loss) per ADS attributable to TAL – basic	0.02	(0.09)	(628.5%)
Non-GAAP net income/(loss) per ADS attributable to TAL – diluted	0.02	(0.09)	(647.5%)

	Nine Months Ended
	November 30,
	2020	2021	Pct. Change
Net revenues	3,133,066	3,849,755	22.9%
Loss from operations	(141,014)	(615,160)	336.2%
Non-GAAP loss from operations	(16,407)	(440,463)	2,584.6%
Net income/(loss) attributable to TAL	53,012	(1,027,992)	(2,039.2%)
Non-GAAP net income/(loss) attributable to TAL	177,619	(853,295)	(580.4%)
Net income/(loss) per ADS attributable to TAL – basic	0.09	(1.60)	(1,914.2%)
Net income/(loss) per ADS attributable to TAL – diluted	0.08	(1.60)	(1,985.8%)
Non-GAAP net income/(loss) per ADS attributable to TAL – basic	0.29	(1.33)	(549.4%)
Non-GAAP net income/(loss) per ADS attributable to TAL – diluted	0.28	(1.33)	(567.2%)

Financial Results for the Third Quarter of Fiscal Year 2022

Net Revenues

In the third quarter of fiscal year 2022, TAL reported net revenues of US$1,020.9 million, representing an 8.8% decrease from US$1,119.1 million in the third quarter of fiscal year 2021.

Operating Costs and Expenses

In the third quarter of fiscal year 2022, operating costs and expenses were US$1,139.3 million, representing a 9.3% decrease from US$1,255.9 million in the third quarter of fiscal year 2021. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,098.5 million, representing an 8.6% decrease from US$1,201.8 million in the third quarter of fiscal year 2021.

Cost of revenues increase by 0.8% to US$519.5 million from US$516.0 million in the third quarter of fiscal year 2021. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increase by 0.8% to US$519.2 million, from US$515.2 million in the third quarter of fiscal year 2021.

Selling and marketing expenses decreased by 35.0% to US$273.6 million from US$420.7 million in the third quarter of fiscal year 2021. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 36.4% to US$258.6 million, from US$406.4 million in the third quarter of fiscal year 2021.

General and administrative expenses increased by 5.7% to US$300.0 million from US$283.8 million in the third quarter of fiscal year 2021. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 12.2% to US$274.4 million, from US$244.5 million in the third quarter of fiscal year 2021.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 24.5% to US$40.8 million in the third quarter of fiscal year 2022 from US$54.0 million in the same period of fiscal year 2021.

Impairment loss on intangible assets and goodwill was $46.2 million for the third quarter of fiscal year 2022, compared to US$35.7 million for the third quarter of fiscal year 2021.

Gross Profit

Gross profit decreased by 16.9% to US$501.4 million from US$603.6 million in the third quarter of fiscal year 2021.

Loss from Operations

Loss from operations was US$108.4 million in the third quarter of fiscal year 2022, compared to loss from operations of US$127.4 million in the third quarter of fiscal year 2021. Non-GAAP loss from operations was US$67.6 million, compared to Non-GAAP loss from operations of US$73.4 million in the same period of the prior year.

Other Income

Other income was US$9.5 million for the third quarter of fiscal year 2022, compared to other income of US$45.5 million in the third quarter of fiscal year 2021.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was nil for the third quarter of fiscal year 2022, compared to US$11.5 million for the third quarter of fiscal year 2021.

Income Tax Benefit/(expense)

Income tax expense was US$25.6 million in the third quarter of fiscal year 2022, compared to US$13.9 million of income tax benefit in the third quarter of fiscal year 2021.

Net Loss/(income) Attributable to TAL Education Group

Net loss attributable to TAL was US$99.4 million in the third quarter of fiscal year 2022, compared to net loss attributable to TAL of US$43.6 million in the third quarter of fiscal year 2021. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$58.6 million, compared to Non-GAAP net income attributable to TAL of US$10.4 million in the third quarter of fiscal year 2021.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.15 in the third quarter of fiscal year 2022. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.09, in the third quarter of fiscal year 2022.

Cash, Cash Equivalents, and Short-Term Investments

As of November 30, 2021, the Company had US$1,347.9 million of cash and cash equivalents and US$1,489.3 million of short-term investments, compared to US$3,243.0 million of cash and cash equivalents and US$2,694.5 million of short-term investments as of February 28, 2021.

Financial Results for the First Nine Months of Fiscal Year 2022

Net Revenues

For the first nine months of fiscal year 2022, TAL reported net revenues of US$3,849.8 million, representing a 22.9% increase from US$3,133.1 million in the first nine months of fiscal year 2021.

Operating Costs and Expenses

In the first nine months of fiscal year 2022, operating costs and expenses were US$4,480.0 million, a 36.1% increase from US$3,291.5 million in the first nine months of fiscal year 2021. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$4,305.3 million, a 35.9% increase from US$3,166.9 million in the first nine months of fiscal year 2021.

Cost of revenues increased by 36.7% to US$2,005.3 million from US$1,467.1 million in the first nine months of fiscal year 2021. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 36.7% to US$2,004.3 million from US$1,466.0 million in the first nine months of fiscal year 2021.

Selling and marketing expenses decreased by 0.5% to US$1,014.7 million from US$1,019.6 million in the first nine months of fiscal year 2021. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 3.7% to US$951.2 million from US$988.0 million in the first nine months of fiscal year 2021.

General and administrative expenses increased by 28.5% to US$987.6 million from US$768.7 million in the first nine months of fiscal year 2021. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 29.6% to US$877.3 million from US$676.9 million in the first nine months of fiscal year 2021.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 40.2% to US$174.7 million in the first nine months of fiscal year 2022 from US$124.6 million in the same period of fiscal year 2021.

Impairment loss on intangible assets and goodwill was US$472.4 million for the first nine months of fiscal year 2022, compared to US$36.0 million for the same period of fiscal year 2021.

Gross Profit

Gross profit grew by 10.7% to US$1,844.5 million from US$1,666.0 million in the first nine months of fiscal year 2021.

Loss from Operations

Loss from operations was US$615.2 million in the first nine months of fiscal year 2022, compared to loss from operations of US$141.0 million in the same period of the prior year. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$440.5 million for the first nine months of fiscal year 2022, compared to non-GAAP loss from operations, which excluded share-based compensation expenses, was US$16.4 million in the first nine months of fiscal year 2021.

Other Income

Other income was US$17.6 million for the first nine months of fiscal year 2022, compared to other income of US$132.9 million for the first nine months of fiscal year 2021.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$178.1 million for the first nine months of fiscal year 2022, compared to US$18.4 million for the first nine months of fiscal year 2021.

Income Tax Expense

Income tax expense was US$367.1 million in the first nine months of fiscal year 2022, compared to US$10.6 million of income tax expense in the first nine months of fiscal year 2021.

Net Loss/(income) Attributable to TAL Education Group

Net loss attributable to TAL was US$1,028.0 million in the first nine months of fiscal year 2022, compared to net income attributable to TAL of US$53.0 million in the first nine months of fiscal year 2021. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$853.3 million in the first nine months of fiscal year 2022, compared to Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$177.6 million in the first nine months of fiscal year 2021.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$1.60, in the first nine months of fiscal year 2022. Non-GAAP basic and Non-GAAP diluted net loss per ADS, which excluded share-based compensation expenses, were both US$1.33, in the first nine months of fiscal year 2022.

Recent Development

On November 12, 2021, the Company issued a press release to announce that in response to the regulatory developments relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council (the “Opinion”) and the related implementation rules, regulations and measures promulgated by competent authorities, the Company decided to cease offering academic subjects to students from kindergarten through grade nine (“K9 Academic AST Services”) in the mainland of China by the end of December 2021.

The Company has completed the cessation by the due date and expects that the cessation will have a substantial adverse impact on the Company’s revenues for the fiscal year ending February 28, 2022 and subsequent periods. In the fiscal year ended February 28, 2021, the revenues from offering K9 Academic AST Services accounted for a substantial majority of the Company’s total revenues in the year. Therefore, the Company believes that the financial results for the fiscal periods ended November 30, 2021 would not be indicative for its performance going forward.

By leveraging its leading-edge education technology, high quality content and extensive experience, the Company will continue to operate and develop the portion of its business other than K9 Academic AST Services, and will also explore other opportunities to provide learning solutions in accordance with relevant rules and regulations.

The Company will continue to seek guidance from and cooperate with government authorities in various provinces and municipalities in China in connection with its efforts to comply with the policy directives in the Opinion and any related implementation rules, regulations and measures. The Company will further adjust its business operations as required, and provide updates to its shareholders as appropriate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from pre-school to the twelfth grade primarily through three flexible class formats: small classes, personalized premium services, and online courses. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2021	As of November 30, 2021
ASSETS

Current assets
Cash and cash equivalents	$3,242,953	$1,347,934
Restricted cash-current	1,758,937	1,110,112
Short-term investments	2,694,555	1,489,245
Inventory	38,675	22,239
Amounts due from related parties-current	2,964	2,093
Income tax receivables	15,641	20,926
Prepaid expenses and other current assets	403,110	178,349
Total current assets	8,156,835	4,170,898
Restricted cash-non-current	16,094	377,898
Property and equipment, net	511,415	358,914
Deferred tax assets	317,189	8,524
Rental deposits	102,555	94,234
Intangible assets, net	66,041	16,776
Land use right, net	216,702	216,942
Goodwill	454,413	18,836
Amounts due from related parties- non-current	-	63
Long-term investments	667,636	557,974
Long-term prepayments and other non-current assets	57,694	19,943
Operating lease right-of-use assets	1,545,735	828,980
Total assets	$12,112,309	$6,669,982

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$353,778	$150,867
Deferred revenue-current	1,387,493	538,979
Amounts due to related parties-current	3,488	312
Accrued expenses and other current liabilities	911,283	928,463
Income tax payable	65,138	33,297
Current portion of long-term debt	270,000	-
Operating lease liabilities, current portion	382,671	247,344
Total current liabilities	3,373,851	1,899,262
Deferred revenue-non-current	30,005	20
Deferred tax liabilities	10,333	17,898
Bond payable	2,300,000	-
Operating lease liabilities, non-current portion	1,193,564	634,295
Total liabilities	6,907,753	2,551,475
Mezzanine equity
Redeemable non-controlling interests	1,775	-
Equity
Class A common shares	148	166
Class B common shares	67	49
Additional paid-in capital	4,369,125	4,358,131
Statutory reserve	121,285	111,151
Retained earnings/(accumulated deficit)	624,883	(392,975)
Accumulated other comprehensive income	86,321	68,888
Total TAL Education Group's equity	5,201,829	4,145,410
Noncontrolling interest	952	(26,903)
Total equity	5,202,781	4,118,507
Total liabilities, mezzanine equity and equity	$12,112,309	$6,669,982

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2020	2021	2020	2021
Net revenues	$1,119,135	$1,020,932	$3,133,066	$3,849,755
Cost of revenues (note 1)	515,560	519,483	1,467,112	2,005,252
Gross profit	603,575	501,449	1,665,954	1,844,503
Operating expenses (note 1)
Selling and marketing	420,747	273,629	1,019,598	1,014,666
General and administrative	283,827	299,963	768,719	987,595
Impairment loss on intangible assets and goodwill	35,727	46,247	36,031	472,437
Total operating expenses	740,301	619,839	1,824,348	2,474,698
Government subsidies	9,337	9,961	17,380	15,035
Loss from operations	(127,389)	(108,429)	(141,014)	(615,160)
Interest income	28,879	12,747	79,065	84,644
Interest expense	(2,714)	(1,821)	(9,378)	(7,871)
Other income	45,507	9,520	132,948	17,611
Impairment loss on long-term investments	(11,472)	-	(18,357)	(178,063)
(Loss)/income before provision for income tax and income from equity method investments	(67,189)	(87,983)	43,264	(698,839)
Income tax benefit/(expense)	13,887	(25,562)	(10,556)	(367,120)
Income from equity method investments	411	6,423	6,352	10,471
Net (loss)/income	(52,891)	(107,122)	39,060	(1,055,488)
Add: Net loss attributable to noncontrolling interest	9,283	7,754	13,952	27,496
Total net (loss)/income attributable to TAL Education Group	$(43,608)	$(99,368)	$53,012	$(1,027,992)
Net (loss)/income per common share
Basic	$(0.22)	$(0.46)	$0.26	$(4.79)
Diluted	(0.22)	(0.46)	0.25	(4.79)
Net (loss)/income per ADS (note 2)
Basic	$(0.07)	$(0.15)	$0.09	$(1.60)
Diluted	(0.07)	(0.15)	0.08	(1.60)
Weighted average shares used in calculating net (loss)/income per common share
Basic	202,039,751	214,672,624	200,786,811	214,619,651
Diluted	202,039,751	214,672,624	208,710,216	214,619,651

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2020	2021	2020	2021
Cost of revenues	$404	$262	$1,158	$996
Selling and marketing expenses	14,322	15,008	31,644	63,440
General and administrative expenses	39,309	25,548	91,805	110,261
Total	$54,035	$40,818	$124,607	$174,697

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive Income/(LOSS)

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2020	2021	2020	2021
Net (loss)/income	$(52,891)	$(107,122)	$39,060	$(1,055,488)
Other comprehensive income/(loss), net of tax	54,944	6,053	87,834	(17,796)
Comprehensive income/(loss)	2,053	(101,069)	126,894	(1,073,284)
Add: Comprehensive loss attributable to noncontrolling interest	8,581	8,106	12,872	27,855
Comprehensive income/(loss) attributable to TAL Education Group	$10,634	$(92,963)	$139,766	$(1,045,429)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2020	2021	2020	2021
Cost of revenues	$515,560	$519,483	$1,467,112	$2,005,252
Share-based compensation expense in cost of revenues	404	262	1,158	996
Non-GAAP cost of revenues	515,156	519,221	1,465,954	2,004,256

Selling and marketing expenses	420,747	273,629	1,019,598	1,014,666
Share-based compensation expense in selling and marketing expenses	14,322	15,008	31,644	63,440
Non-GAAP selling and marketing expenses	406,425	258,621	987,954	951,226
General and administrative expenses	283,827	299,963	768,719	987,595
Share-based compensation expense in general and administrative expenses	39,309	25,548	91,805	110,261
Non-GAAP general and administrative expenses	244,518	274,415	676,914	877,334

Operating costs and expenses	1,255,861	1,139,322	3,291,460	4,479,950
Share-based compensation expense in operating costs and expenses	54,035	40,818	124,607	174,697
Non-GAAP operating costs and expenses	1,201,826	1,098,504	3,166,853	4,305,253

Loss from operations	(127,389)	(108,429)	(141,014)	(615,160)
Share based compensation expenses	54,035	40,818	124,607	174,697
Non-GAAP loss from operations	(73,354)	(67,611)	(16,407)	(440,463)

Net (loss)/income attributable to TAL Education Group	(43,608)	(99,368)	53,012	(1,027,992)
Share based compensation expenses	54,035	40,818	124,607	174,697
Non-GAAP net income/(loss) attributable to TAL Education Group	$10,427	$(58,550)	$177,619	$(853,295)
Net (loss)/income per ADS
Basic	$(0.07)	$(0.15)	$0.09	$(1.60)
Diluted	(0.07)	(0.15)	0.08	(1.60)
Non-GAAP Net income/(loss) per ADS
Basic	$0.02	$(0.09)	$0.29	$(1.33)
Diluted	0.02	(0.09)	0.28	(1.33)
ADSs used in calculating net (loss)/income per ADS
Basic	606,119,253	644,017,872	602,360,433	643,858,953
Diluted	606,119,253	644,017,872	626,130,648	643,858,953
ADSs used in calculating Non-GAAP income/(loss) per ADS
Basic	606,119,253	644,017,872	602,360,433	643,858,953
Diluted	627,950,637	644,017,872	626,130,648	643,858,953